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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

GAINSCO, INC.
(Name of Issuer)
Common Stock, par value $.10 per share
(Title of Class of Securities)
363127200
(CUSIP Number)
Mark W. Collier
Goff Moore Strategic Partners, L.P.
777 Main Street, Suite 2100
Fort Worth, Texas 76102
(817) 321-1209
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 14, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	363127200

1	NAMES OF REPORTING PERSONS: Goff Moore Strategic Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
752752121

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		7,117,371

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,117,371

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,117,371

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

34.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	Based on 20,225,574 shares of Common Stock outstanding as of March 21, 2006, as provided to the Reporting Person by the Issuer (plus other shares of Common Stock beneficially owned by the Reporting Person, but not currently outstanding — see Item 5 below). The number of shares of Common Stock outstanding reflects the one-for-four shares reverse stock split of the Common Stock that occurred on November 21, 2005.

CUSIP No.	363127200

1	NAMES OF REPORTING PERSONS: John C. Goff

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		7,132,121

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,132,121

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,132,121

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

34.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(2)	Based on 20,225,574 shares of Common Stock outstanding as of March 21, 2006, as provided to the Reporting Person by the Issuer (plus other shares of Common Stock beneficially owned by the Reporting Person, but not currently outstanding — see Item 5 below). The number of shares of Common Stock outstanding reflects the one-for-four reverse stock split of the Common Stock that occurred on November 21, 2005.

Amendment No. 3 to Schedule 13D
     This Amendment No. 3 amends and supplements the Schedule 13D originally filed by Goff Moore Strategic Partners, L.P. (“GMSP”) dated October 4, 1999, as amended and supplemented by Amendment No. 1 to Schedule 13D dated January 21, 2005, and Amendment No. 2 to Schedule 13D dated August, 23, 2005.
Item 1. Security and Issuer.
     The class of equity securities to which this Schedule 13D relates is the common stock, par value $.10 per share (“Common Stock”), of GAINSCO, INC., a Texas corporation (the “Issuer”).
     The principal executive offices of the Issuer are located at 1445 Ross Avenue, Suite 5300, Dallas, Texas 75202.
Item 2. Identity and Background.
(a) - (c)
     The principal business of GMSP, a Texas limited partnership, is investments. The general partner of GMSP is GMSP Operating Partners, L.P., a Texas limited partnership

(“GMSP Operating”), and its principal business is serving as the general partner of GMSP. The general partner of GMSP Operating is GMSP, L.L.C., a Texas limited liability company (“GMSP LLC”), and its principal business is serving as the general partner of GMSP Operating.
     The address of the principal office of GMSP, GMSP Operating and GMSP LLC is 777 Main Street, Suite 2100, Fort Worth, Texas 76102.
     The name, business address and present principal occupation or employment of each of the principals and officers of GMSP LLC are set forth below:

Capacity in
Name and Business Address	Which Serves GMSP LLC
John C. Goff 777 Main Street Suite 2100 Forth Worth, TX 76102	Managing Principal
Hugh Balloch 500 W. Putnam Avenue 4th Floor Greenwich, CT 06830	Managing Principal
Mark W. Collier 777 Main Street Suite 2100 Forth Worth, TX 76102	Chief Financial Officer and Treasurer

(d)      During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)      During the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      John C. Goff, Hugh Balloch and Mark W. Collier are citizens of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     On March 14, 2006, the Issuer redeemed all 18,120 shares of Series A Convertible Preferred Stock (the “Series A Stock”) owned by GMSP for $1,000 per share. GMSP did not acquire any shares in the transaction reported herein.

Item 4. Purpose of Transaction.
     On March 14, 2006, the Issuer redeemed all of the 18,120 shares of Series A Stock owned by GMSP for $1,000 per share. Prior to the redemption and as adjusted for the one-for- four shares reverse stock split of the Common Stock that occurred on November 21, 2005, GMSP’s shares of Series A Stock were convertible into 888,235 shares of Common Stock at a conversion price of $20.40 per share and were entitled to be voted on an as-converted basis. The Series A Stock became redeemable at the option of the Issuer commencing June 30, 2005. On the date of the redemption, the Issuer also paid GMSP $362,400 in accrued dividends on the Series A Stock.
     GMSP also holds a Series B Warrant to purchase 387,500 shares of Common Stock for $9.00 per share (as adjusted for the one-for-four shares reverse stock split of the Common Stock that occurred on November 21, 2005). This warrant expires on January 1, 2011.
     Until January 21, 2007, GMSP has agreed not to acquire additional shares of Common Stock if after such acquisition GMSP would in the aggregate beneficially own more than 37.5% of the voting stock of the Issuer, not including the exercise of the Series B Warrant or acquisitions by John C. Goff pursuant to any Issuer stock plans.
     The Board of Directors of the Issuer (the “Board”) will continue to nominate John C. Goff for election to the Board for so long as GMSP and its affiliates, associates and employees beneficially own in the aggregate at least 20% of the Issuer’s outstanding voting stock, unless GMSP provides written instructions to the Issuer to the contrary. If John C. Goff ceases to serve on the Board for any reason, GMSP may designate another individual to be nominated by the Board for election to the Board, subject to the approval of the Nominating Committee of the Board.
Item 5. Interest in Securities of the Issuer.
(a)      GMSP is the beneficial owner of 7,117,371 shares of Common Stock by virtue of the ownership of (i) 6,729,871 shares of Common Stock and (ii) 387,500 shares of Common Stock issuable upon exercise of the Series B Warrant that would expire January 1, 2011, subject to adjustment, at an exercise price of $9.00 per share. GMSP’s beneficial ownership represents 34.5% of the Common Stock outstanding as of March 21, 2006 (33.3% if the shares of Common Stock underlying the Series B Warrant are excluded). These ownership interests reflect adjustments made in connection with the one-for-four shares reverse stock split of the Common Stock that occurred on November 21, 2005.
     GMSP Operating may, as the sole general partner of GMSP, be deemed to be the beneficial owner of all 7,117,371 shares of Common Stock beneficially owned by GMSP.
     GMSP LLC may, as the sole general partner of GMSP Operating, be deemed to be the beneficial owner of all 7,117,371 shares of Common Stock beneficially owned by GMSP.

     Mr. John C. Goff, a Managing Principal of GMSP LLC with sole voting and dispositive power over the Issuer’s stock beneficially owned by GMSP LLC, the general partner of GMSP Operating, which is the general partner of GMSP, may be deemed to be the beneficial owner of the 7,117,371 shares of Common Stock beneficially owned by GMSP. Mr. Goff additionally holds options to acquire 10,500 shares of Common Stock and directly owns 4,250 shares of Common Stock issued in connection with the Issuer’s stock plans. Mr. Goff’s beneficial and direct ownership would represent 34.6% of the outstanding Common Stock.
(b)      GMSP, through its general partner, has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 7,117,371 shares of Common Stock.
     As the sole general partner of GMSP, GMSP Operating has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 7,117,371 shares of Common Stock.
     As the sole general partner of GMSP Operating (and thus the ultimate general partner of GMSP), GMSP LLC has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 7,117,371 shares of Common Stock.
     As the Managing Principal of GMSP LLC with the sole responsibility to control the vote or disposition of the Issuer’s stock beneficially owned by GMSP LLC, Mr. John C. Goff may be deemed to have the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 7,117,371 shares of Common Stock. In addition, Mr. Goff holds options to acquire 10,500 shares of Common Stock and if such options were exercised Mr. Goff would have the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of the underlying 10,500 shares of Common Stock. Mr. Goff also has the sole power to vote or direct the vote or to dispose or direct the disposition of the 4,250 shares of Common Stock issued to him pursuant to the Issuer’s stock plans.
(c)      Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the reporting persons, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock during the past 60 days.
(d)      Except as otherwise described herein, no person other than the reporting persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by the reporting persons.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     See the Joint Filing Agreement filed herewith (Exhibit 99.1).
     Except as previously disclosed and except for the limited partnership agreement of GMSP, there are no contracts, arrangements, understandings or relationships between any reporting persons and any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.
     Exhibit 99.1. Joint Filing Agreement.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2006	GOFF MOORE STRATEGIC PARTNERS, L.P.
	By:	GMSP Operating Partners, L.P.
	Its:	General Partner

		By:	GMSP, L.L.C.
		Its:	General Partner

			By:	/s/ John C. Goff

Name: John C. Goff Title: Managing Principal

Date: March 23, 2006	/s/ John C. Goff
John C. Goff